Via EDGAR

January 11, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             Jagged Peak Energy Inc.

Registration Statement on

Form S-1 File No.: 333-215179

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, Jagged Peak Energy Inc. (the “Company,” “we,” “us” or “our”) hereby confidentially submits (the “Submission”) its currently expected offering terms of the initial public offering (the “Offering”) of common stock, par value $0.01 per share (the “Common Stock”), including, among other things, the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms and other items will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-215179 (the “Registration Statement”).

The Offering terms included in the Submission are based on bona fide estimates of the range of the minimum and maximum offering price and the maximum number of shares of Common Stock to be offered as of January 11, 2017. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $16.00 to $18.00 per share of Common Stock, with a midpoint of $17.00 per share. In the Offering, the Company proposes to sell up to 26,470,588 shares of Common Stock and the selling stockholders named in the Registration Statement propose to sell up to an aggregate of 11,754,412 shares of Common Stock. Q-Jagged Peak Energy Investment Partners, LLC, one of the selling stockholders named in the Registration Statement, proposes to grant the underwriters a 30-day option to purchase up to an additional 5,733,750 shares of Common Stock to cover

JAGGED PEAK ENERGY

1125 17th STREET • SUITE 2400 • DENVER • COLORADO • 80202

PHONE: (720) 215-3700

over-allotments. As discussed with members of the Staff, this range and the additional information included in the Submission are initially being provided for your consideration by correspondence due to the Company’s, the selling stockholders’ and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. We expect that these marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Julian J. Seiguer of the same firm at (713) 758-2790.

Very truly yours,

JAGGED PEAK ENERGY INC.

By:	/s/ Joseph N. Jaggers
Name:	Joseph N. Jaggers
Title:	Chairman, Chief Executive Officer and President

Enclosures

cc:                                Robert W. Howard, Executive Vice President, Chief Financial Officer

Christopher I. Humber, Executive Vice President, General Counsel & Secretary

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.

G. Michael O’Leary, Andrews Kurth Kenyon LLP

George Vlahakos, Andrews Kurth Kenyon LLP

James A. Norris III, KPMG LLP

Ismael Berumen, KPMG LLP